

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 5, 2024

Neil C. Rifkind
Vice President, General Counsel and Secretary
Tiptree Inc.
660 Steamboat Road, 2nd Floor
Greenwich, Connecticut 06830

   Re: Tiptree Inc.
    Registration Statement on Form S-3
    Filed May 31, 2024
    File No. 333-279864

Dear Neil C. Rifkind:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact John Stickel at 202-551-3324 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Finance